                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __ )

                               Cybersentry, Inc.
                              ( Name of Issuer )

                                 Common Shares
                       ( Title and Class of Securities )

                                  23252H 10 9
                               ( Cusip Number )

                                Francis Conklin
                            Sinclair Advisors, Ltd.
                                97 Church Road
                               Easton, CT 06612
                               ( 203 ) 452-8164
     ( Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications )

                               November 27, 1999
           ( Date of Event which Requires Filing of this Statement )

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule 13d-1 ( 3 ) or ( 4 ), check the following box / / .

NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 ( a ) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ( "Act " ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act ( however, see the Notes ).

                                 Schedule 13 D

CUSIP No. 23252H 10 9

1  NAME OF REPORTING PERSON
     Sinclair Partners, Limited Partnership
          ( EIN ) 06 - 1542062

2  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                     ( a )  /  /
                                                     ( b )  /x /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO TO ITEMS 2 ( d ) OR 2 ( e )                /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
          97 Church Road, Easton, CT  06612

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
               0     see Shareholders Agreement in Issuer's 10 G

     8  SOLE VOTING POWER
               0  see Shareholders Agreement in Issuer's 10 G

9  SOLE DISPOSITIVE POWER
               0

10  SOLE DISPOSITIVE POWER
               100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
               /  /

13   PERCENT OF CLASS REPRESENTED IN ROW 11
               0

14  TYPE OF REPORTING *
               PN

                         SCHEDULE 13D

Item 1.     Security and Issuer

  This Schedule 13D relates to the common shares, 0.001 par value ( the "shares" ) of Cybersentry, Inc. ( the "Issuer" ). The address of the principal executive offices of the Issuer is 410 East Madison Street, Tampa, FL 33602.

Item 2.    Identity and Background

  The person filing this statement is Francis Conklin, who is President of Sinclair Advisors, Ltd., which functions as the General Partner for Sinclair Partners, Limited Partnership ( the "Registrant" ). These organizations are organized under the laws of the State of Connecticut. The principal business address and the address of the principal office of the Registrant is 97 Church Road, Easton, CT 06612.

  Registrant's principal occupation is acting as a consultant with Sinclair Advisors, Ltd.

  The Registrant has not, during the past five years, ( a ) been convicted in a criminal proceeding ( excluding traffic violations or similar misdemeanors ), or ( b ) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration    NA

Item 4.    Purpose of Transaction          NA

Item 5.    Interest in Securities of the Issuer

  ( a ) As of the close of business on November 10, 1999, the Registrant may be deemed to beneficially own, in the aggregate, 0 Shares of the Issuer's outstanding Shares.

  ( b ) Sinclair Advisors, Ltd. has no voting power and sole dispositive power with regard to 185,000 Shares.

  ( c ) The following sets forth all transactions with respect to Shares effected during the past sixty ( 60 ) days by the Registrant, i.e., there were fifteen ( 15 ) private transactions whereby securities were exchanged for other securities, performance guarantees and settlements, as follows:


Person Covered                      Who Effected         Date    No. of Shares
------------------------------  ---------------------  --------  -------------

     Chinon Investments         Sinclair Partners, LP  11/10/99      2,000,000
     Dennis Bartlett            Sinclair Partners, LP  11/02/99        275,000
     Carbonek Financial
     Services, Inc.             Sinclair Partners, LP  11/02/99        125,000
     Cybersentry Employee
     Stock Purchase Plan        Sinclair Partners, LP  11/02/99        240,000
     Cybersoft                  Sinclair Partners, LP  11/02/99        200,000
     Joseph Gagliardi           Sinclair Partners, LP  11/02/99        250,000
     Chris Kaisand              Sinclair Partners, LP  11/02/99        250,000
     Frank Leo                  Sinclair Partners, LP  11/02/99        275,000
     John Morrell               Sinclair Partners, LP  11/02/99        250,000
     Bernard Perini             Sinclair Partners, LP  11/02/99        150,000
     Pia Riverso as
     Attorney in Trust          Sinclair Partners, LP  11/02/99        200,000
     Sinclair Advisors          Sinclair Partners, LP  11/02/99        185,000
     Wager Family Limited
     Partnership                Sinclair Partners, LP  11/02/99        100,000
     Daniel Loia                Sinclair Partners, LP  10/01/99      1,000,000
     Phrygia Financial Group    Sinclair Partners, LP  10/01/99        500,000
                                                                     ---------
     6,000,000

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

  Refer to the Shareholders Agreement denoted in the Issuer's most recent 10G.

Item 7.    Material to be Filed as Exhibits

           Exhibit 1. Dissolution of Limited Partnership, Sinclair Partners, Limited Partnership, dated November 27, 1999.

           Exhibit 2.  Refer to Shareholders Agreement in Item 6 above.

                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1999


/s/  Francis Conklin



[Signature page of Schedule 13D with respect to Sinclair Partners, Limited Partnership]